

11021149

UNITED
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
MAR 0 2 2011
WASH. D.C. 211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 47899

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/10_____ AND ENDING_____12/31/10_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STOCK TRADERS DBA
Co: Joslin, Jeffrey Alex

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16152 BEACH BLVD, SUITE 271
(No. and Street)

HUNTINGTON BEACH   CA   92647
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEFF JOSLIN   (714) 375-1788
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LENNING & CO., INC.
(Name – if individual, state last, first, middle name)

18377 BEACH BLVD, SUITE 211, HUNTINGTON BEACH, CA   92648
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____JEFF JOSLIN_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____STOCK TRADERS_____ , as
of _____DECEMBER 31_____ , 20 10 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____— NONS —_____

_____

_____

_____
_____Signature

_____Principal_____
_____Title

(Sout Attachum)
_____Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

_____
Signature of Document Signer No. 1

_____
Signature of Document Signer No. 2 (if any)

State of California

County of _____Orange_____

PATRICIA M. BETANCOURT
Commission # 1885419
Notary Public - California
Orange County
My Comm. Expires Apr 9, 2014

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me

on this _24_ day of _Feb_ , 20_11_ ,
　　　　　Date　　　　　Month　　　　　Year
by

(1) _Jeffery A. Joslin_ ,
　　　　　　　　　Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me (.) (,)

(and

(2)_____ ,
　　　　　　　　　Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me.)

Signature _Patricia M Betancourt_

Signature of Notary Public

——————— OPTIONAL ———————

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: _annual audited report form X-17A-5 part III_

Document Date: _Dec. 31, 2010_ ___ Number of Pages: _____

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Signer(s) Other Than Named Above: _____

STOCK TRADERS

FINANCIAL STATEMENTS

AND

AUDITOR'S REPORT

* * *

DECEMBER 31, 2010



STOCK TRADERS

DECEMBER 31, 2010

TABLE OF CONTENTS

LENNING & CO., INC.
CERTIFIED PUBLIC ACCOUNTANTS

18377 Beach Blvd., Ste. 211
Huntington Beach, CA 92648
(714) 893-0646
Fax (714) 596-7152

INDEPENDENT AUDITOR'S REPORT

To the Owner of
  Stock Traders

We have audited the accompanying balance sheet of Stock Traders (a sole proprietorship) as of December 31, 2010, and the related statements of income, owner's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stock Traders (a sole proprietorship) as of December 31, 2010 and the results of its operations and its changes in financial position for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared solely from the accounts of Stock Traders, and do not include the personal accounts of the owner or those of any other operations in which he is engaged. Federal taxes on income of the owner are computed on his total income from all sources; accordingly, no provision for such taxes is included in these statements.

The accompanying supplemental information including the computation of net capital is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

February 23, 2011

STOCK TRADERS
BALANCE SHEET
DECEMBER 31, 2010

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	121,488
Commissions receivable		21,900
Total current assets		143,388
OTHER ASSETS		
Security deposit		890
Total assets	$	144,278

LIABILITIES AND OWNER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$	192
Commissions payable		1,692
Total current liabilities		1,884
OWNER'S EQUITY		142,394
Total liabilities and owner's equity	$	144,278

STOCK TRADERS
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES

Commissions		$ 175,810

EXPENSES

Commissions	$ 20,145	
Rent	9,708	
Insurance	8,494	
Accounting	3,250	
Advertising	3,098	
Telephone	2,460	
Supplies	1,536	
Dues and subscription	1,121	
Total expenses		49,812

INCOME FROM OPERATIONS		125,998

OTHER INCOME

Interest income		2,482
NET INCOME		$ 128,480

STOCK TRADERS
STATEMENT OF CHANGES IN OWNER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

BEGINNING OWNER'S EQUITY, at December 31, 2009	$	175,838
ADJUSTMENTS TO OWNER'S EQUITY		
Net income		128,480
Owner's draws		(161,924)
ENDING OWNER'S EQUITY, at December 31, 2010	$	142,394

STOCK TRADERS
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 128,480
Adjustments to reconcile net income to net cash	
provided (used) by operating activities:	
Increase in commissions receivable	(16,804)
Increase in accounts payable	36
Increase in commissions payable	160
Net cash provided by operating activities	111,872
CASH FLOWS FROM FINANCING ACTIVITIES	
Owner's draws	(161,924)
Net cash used in financing activities	(161,924)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(50,052)
CASH AND CASH EQUIVALENTS, beginning of year	171,540
CASH AND CASH EQUIVALENTS, end of year	$ 121,488

STOCK TRADERS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Stock Traders is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Nature of operations – Jeffrey Joslin, dba Stock Traders (a sole proprietorship), is a brokerage company in Huntington Beach, California, which started operations on June 1, 1995. Introducing broker/dealers place all transactions through other registered broker/dealers, fully disclosing all of the customer accounts to the clearing firm, and does not clear transactions nor carry customer accounts. Clearing brokers are responsible for holding the securities of the customer and for furnishing customers with statements regarding their accounts.

Stock Traders is registered with the SEC (Securities and Exchange Commission), FINRA (Financial Industry Regulatory Authority), SIPC (Securities Investor Protection Corporation), and with the State of California, Department of Corporations.

Method of accounting – The Company maintains its books on the accrual method of accounting recognizing income when earned and expenses when incurred.

Cash and cash equivalents – For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commissions earned - All trading commissions are received through clearing brokers. Net commission checks are received after clearing, execution and other fees have been deducted by the clearing broker.

NOTE 2 – CASH AND CASH EQUIVALENTS

Pursuant to contract terms between Stock Traders and Southwest Securities, Inc. (a clearing broker), a minimum balance of $10,000 must be maintained in Stock Traders' Southwest Securities, Inc. cash accounts at all times. The minimum balance is subject to change at the discretion of Southwest Securities, Inc. based upon Stock Traders sales volume, business mix, or other risks. Upon termination of the relationship, funds will be released to Stock Traders after all accounts debits and liabilities are satisfied.

Funds in the money market account are shown at cost, which approximates market value. Money market funds are mutual funds whose underlying securities are very short-term money market instruments invested in private or government securities that are highly liquid and low risk. Money market funds are not federally insured.

5

NOTE 3 – SECURITY DEPOSIT/OFFICE LEASE

The Company's lease agreement for its office space ends on June 5, 2011. The security deposit for the office space was $890, which will be returned to Stock Traders upon termination of the office lease per agreement between lessor and lessee. Future minimum lease payments are $809 per month and the remaining lease commitment is as follows:

Year ended December 31,	
2011	$ 4,854

NOTE 4 – CAPITALIZATION REQUIREMENTS

Brokers or dealers who introduce customer accounts (including brokers) are required to maintain net capital of $50,000 during the period that they engage in the sale of securities. FINRA places an additional requirement on its members requiring capitalization at 120% of the minimum net capitalization requirement, or $60,000 (SEC Rule 17a-11). Stock Traders net capital at December 31, 2010 of $138,254 was in compliance with the minimum net capitalization requirements. For a detailed analysis of net capital, see supplemental schedule, Computation of Net Capital, which is part of these financial statements.

STOCK TRADERS
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2010

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(3)

Total owner's equity per income statement	$ 142,394
Less: nonallowable assets	
Petty cash	429
Security deposits	890
	1,319
Tentative net capital	141,075
Less haircuts on allowable assets	2,821
Net capital	$ 138,254

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum net capital required	$ 50,000
Net capital per above	138,254
Excess net capital	$ 88,254

RECONCILIATION OF NET CAPITAL WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Focus report	$ 138,887
Audit adjustments-	(633)
Net capital per above	$ 138,254

Pursuant to SEC Rule 17a-5(d)(4), there were no material differences between the amount appearing on the Company's FOCUS report and the net capital calculated for the audited financial statements as of December 31, 2010.

STOCK TRADERS
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:

A computation of the reserve requirement is not applicable to Stock Traders as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

STOCK TRADERS
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Information Relating to Possession or Control Requirements Under Rule 15c3-3:

Information relating to possession or control requirements is not applicable to Stock Traders as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

STOCK TRADERS
STATUS OF MEMBERSHIP IN SIPC
DECMBER 31, 2010

The Company is a member of the SIPC, but is exempt from filing a separate audited statement
regarding its membership in SIPC under SEC Rule 17a-5(e)(4). Companies who must submit
audited financial statements and have gross revenues less than $500,000 are not required
to file a supplemental independent public accountant's report covering Form SIPC-7
The minimum assessment for membership of $150 was paid by the Company in accordance
with applicable instructions for Form SIPC-4.

LENNING & CO., INC.
CERTIFIED PUBLIC ACCOUNTANTS

18377 Beach Blvd., Ste. 211
Huntington Beach, CA 92648
(714) 893-0646
Fax (714) 596-7152

February 23, 2011

To the Owner of
  Stock Traders

In planning and performing our audit of the financial statements of Stock Traders (a sole proprietorship) for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report

recognizes that it is often not practicable in a smaller organization to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17-a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lenway & Co. Inc.